UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

NGM BIOPHARMACEUTICALS, INC.

(Name of Subject Company)

NGM BIOPHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

62921N 105

(CUSIP Number of Class of Securities)

David J. Woodhouse

Chief Executive Officer

NGM Biopharmaceuticals, Inc.

333 Oyster Point Boulevard

South San Francisco, California 94080

(650) 243-5555

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Valerie Pierce Senior Vice President, General Counsel and Chief Compliance Officer NGM Biopharmaceuticals, Inc. 333 Oyster Point Boulevard South San Francisco, California 94080 (650) 243-5555	Keith Flaum Hogan Lovells US LLP 855 Main Street Suite 200 Redwood City, California 94063 (650) 463-4000	Richard Aftanas Hogan Lovells US LLP 390 Madison Avenue New York, New York 10017 (212) 918-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends the Schedule 14D-9 previously filed by NGM Biopharmaceuticals, Inc., a Delaware corporation (“NGM Bio” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on March 8, 2024 (as amended and supplemented on March 22, 2024 and as further amended and supplemented on March 29, 2024, and together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), with respect to the tender offer by Atlas Neon Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Atlas Neon Parent, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share of NGM Bio (other than the Rollover Shares (as defined in the Merger Agreement)), for $1.55 per share in cash (the “Offer Price”). The tender offer is being made subject to all terms and conditions set forth in the Offer to Purchase, dated March 8, 2024 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase constitutes the “Offer”), which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by the Purchaser and Parent with the SEC on March 8, 2024 and amended and supplemented on March 22, 2024.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment is being filed to disclose certain updates as reflected below.

SPECIAL FACTORS—PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

The section of the Schedule 14D-9 entitled “Special Factors—Purposes, Alternatives, Reasons and Effects—Additional Information” is hereby amended and supplemented by adding the following new subsection before the final subsection entitled “Forward-Looking Statements”:

Final Results of the Offer and Completion of the Merger.

The Offer and related withdrawal rights expired at one minute after 11:59 p.m. Eastern Time on April 4, 2024 and were not further extended. Equiniti Trust Company LLC, acting as the depositary and paying agent for the Offer, advised Purchaser that, as of the expiration of the Offer, a total of 22,323,295 Shares were validly tendered and not validly withdrawn, representing approximately 27% of the Shares outstanding as of the expiration of the Offer and a majority of the Shares owned by the Unaffiliated Stockholders.

As of the expiration of the Offer, the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn satisfied the Minimum Tender Condition, and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn, and expects to promptly pay for such Shares. An additional 39,516,567 shares of Common Stock, owned by the TCG Rollover Stockholders and the Rollover Stockholders, were contributed to Parent pursuant to the Rollover Agreements in exchange for shares of Parent.

As a result of its acceptance of the Shares tendered pursuant to the Offer and the contribution of Shares pursuant to the Rollover Agreements, in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of the Company. Accordingly, pursuant to the Merger Agreement, Parent and Purchaser completed the acquisition of the Company on April 5, 2024 by consummating the Merger pursuant to the Merger Agreement without a vote of the Company stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time, each outstanding Share (other than any Shares (i) owned by the Company, (ii) owned, directly or indirectly, by Parent, Purchaser, any other subsidiary of Parent, the TCG Stockholders or the Rollover Stockholders at the commencement of the Offer and immediately prior to the Effective Time, (iii) irrevocably accepted for purchase in the Offer or (iv) held by any stockholders who were entitled to and who properly exercised appraisal rights under Delaware law), was cancelled and converted into the right to receive the Offer Price, without interest and subject to any applicable tax withholding, from Purchaser.

Prior to the opening of trading on The Nasdaq Stock Market LLC (“Nasdaq”) on April 5, 2024, all Shares ceased trading, and following the consummation of the Merger, all Shares will be delisted from Nasdaq and deregistered under the Exchange Act.

On April 5, 2024, the Company issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. A copy of the press release issued by the Company is filed as Exhibit (a)(1)(J) hereto and is incorporated by reference herein.

ITEM 9. EXHIBITS

Exhibit No.	Description

(a)(1)(J)	Press Release issued by the Company on April 5, 2024.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: April 5, 2024	NGM Biopharmaceuticals, Inc.

	By:	/s/ David Woodhouse
		Name:	David J. Woodhouse, Ph.D.
		Title:	Chief Executive Officer and Director